Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
e-mail: ir@se.atlascopco.com


SEC MAIL
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APR 2 4 2006
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Atlas Copco's Q1 Report Conference Call on April 27

Stockholm, April 18, 2006: Atlas Copco will publish its Q1 results on Thursday, April 27 at approximately 12:00 PM CET. A conference call will be held at 3:00 PM CET / 9:00 AM EST.

Participating from Atlas Copco will be Gunnar Brock, President and CEO, and Hans Ola Meyer, CFO. The conference call will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet. Please see our website for link, handout and further details: www.atlascopco.com/ir

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

Dial-in number	*Replay-number*	*Code*
+44 (0)20 7984 7564	*+44 (0)20 7806 1970*	*5114024#*

The replay is available for two days.

We look forward to your participation.

Mattias Olsson
Investor Relations Manager

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.



Atlas Copco

Press Release from the Atlas Copco Group

SEC 82-812

For further information please contact:
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco wins the United Kingdom's most prestigious award for innovation

Stockholm, Sweden, April 21, 2006: Atlas Copco has been awarded a Queen's Award for Enterprise in the Innovation category, for the design and development of a range of hand-held, portable jack hammers. The Queen's Awards for Enterprise are the United Kingdom's most prestigious awards for business performance.

Atlas Copco Construction and Mining Ltd, the United Kingdom, has won the award for its innovative range of Cobra jack hammers, which virtually isolate the user from harmful vibrations, meeting the requirements of increasingly stringent health and safety legislation. Besides the lowest vibration levels in its class, the Cobra has low emission levels. The jack hammers are sold primarily to the construction industry by Atlas Copco Construction Tools division's international sales network.

"Atlas Copco's first core value is innovation. We are proud to receive this accolade, which recognizes our constant drive to provide customers around the world with innovative solutions to improve their productivity," says Björn Rosengren, Business Area President, Atlas Copco Construction and Mining Technique.

The Queen's Awards are presented on the British Queen's birthday each year to reward outstanding achievement in three categories: International Trade, Innovation, and Sustainable Development. The Innovation category recognizes companies that have demonstrated commercial success through innovative products or services.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

Atlas Copco Construction Tools is a division within the Construction and Mining Technique business area. The division is a leading supplier of hydraulic, pneumatic, and gasoline-powered breakers and drills, as well as pedestal boom systems. Hydraulic and pneumatic breakers and drills are also marketed under the brand names Chicago Pneumatic and Shenyang. The products are manufactured in Sweden, Germany, India, Bulgaria, China and South Africa, and sold through a worldwide sales and service organization.